EX.99(a)(24)

GOLDMAN SACHS VARIABLE INSURANCE TRUST

AMENDMENT NO. 23 TO AGREEMENT

AND DECLARATION OF TRUST

The undersigned Secretary of Goldman Sachs Variable Insurance Trust hereby certifies that the following resolutions were duly adopted by the Board of Trustees of said Trust on October 16, 2014:

RESOLVED, that the Declaration of Trust dated September 16, 1997 (the “Declaration”) of Goldman Sachs Variable Insurance Trust (the “Trust”), as amended to date, be further amended as contemplated in Article IX, Section 8; and be it further

RESOLVED, that Article IX, Section 6 of the Declaration be, and hereby is, amended and restated as set forth below:

Section 6. Declaration of Trust. Anyone dealing with the Trust may rely on a certificate by a Trustee or an officer of the Trust as to the authenticity of the Declaration of Trust or any amendment hereto or Declaration of Trust supplemental, and as to any matters in connection with the Trust. The masculine gender herein shall include the feminine and neuter genders. Headings herein are for convenience only and shall not affect the construction of this Declaration of Trust. This Declaration of Trust may be executed in any number of counterparts, each of which shall be deemed an original.

; and be it further

RESOLVED, that the following Section 7 of the Declaration be, and hereby is, included in Article IX as set forth below:

Section 7. Inspection of Records and Reports. The original or a copy of this Declaration of Trust and of each amendment hereto or Declaration of Trust supplemental shall be kept at the office of the Trust where such may be inspected by any Shareholder. The books and records of the Trust may be kept at such place or places as the Board of Trustees may from time to time determine, except as otherwise required by law. No Shareholder shall have any right to inspect any account, book or document of the Trust that is not publicly available, except as conferred by the Board of Trustees. Every Trustee shall have the right at any reasonable time to inspect all books, records, and documents of every kind and the physical properties of the Trust. This inspection by a Trustee may be made in person or by an agent or attorney and the right of inspection includes the right to copy and make extracts of documents.

; and be it further

RESOLVED, that current Sections 7 through 12 of Article IX of the Declaration be, and each hereby is, renumbered accordingly; and be it further

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to prepare, execute and deliver such documents, with such changes as may be recommended by Trust officers or Trust counsel, and to take all such actions as he or she may determine to be necessary or appropriate to carry out the foregoing resolutions, such determination to be conclusively evidenced by the doing of such acts and the preparation, execution and delivery of such documents.

As of October 16, 2014

/s/ Caroline L. Kraus
Caroline L. Kraus
Title: Secretary